[LETTERHEAD OF AMERICAN EXPRESS CREDIT CORPORATION]

July 18, 2012

By EDGAR Correspondence

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Express Credit Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 8, 2012
Form 8-K filed June 12, 2012
File No. 001-06908

Dear Ms. Hayes:

We refer to the comment letter dated June 26, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to David L. Yowan, Chief Executive Officer of American Express Credit Corporation (the “Company” or “Credco”) concerning the Company’s filings referenced above.

We have set forth below the text of each of the Staff’s comments in the Comment Letter, followed by the Company’s response. The Company expects that it will revise its future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2012, unless otherwise noted in the responses indicated below.

* * * *

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

Comment #1:  Please explain why you increased the cash dividend you paid to TRS from $260 million in 2010 to $865 million in 2011 and discuss in future filings how you determine the amount of dividends you pay and explain the reasons for changes year over year.

Response to Comment #1:

In October 2008, as part of American Express’ strategy to increase flexibility in funding U.S. Consumer and Small Business charge card receivables, the Company and both American Express Centurion Bank (“Centurion Bank”) and American Express Bank, FSB (“FSB”) (together, the “Banks”) mutually agreed to amend their respective receivables agreements to give the Banks the flexibility to sell the charge card receivables to the Company or to retain the receivables and fund them from their own sources, which aligned with American Express’ strategy to maintain access to a range of funding sources.  The amendments to the receivables agreements with the Banks have led to a material reduction of the Company’s purchases of cardmember receivables from the Banks.  This reduction in assets held by the Company was not fully offset by increases in other assets.  As a result, the gross receivables and loans owned by the Company were reduced from $27 billion at year-end 2007 to $13 billion at June 30, 2011. To maintain the appropriate level of capital with a reduced asset base, the Company paid a special dividend of $500 million to TRS in the third quarter of 2011.

When considering the amount of dividends it pays, Credco takes into account the amount of capital required to maintain capital strength, support business growth, and meet the expectations of debt investors.  To the extent excess capital is available, it is distributed to TRS, Credco’s parent company, via dividends.  We will discuss in future filings these general principles regarding how the Company determines the amount of dividends it pays and explain the reasons for changes year over year.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Capital Resources and Liquidity, page 22

Comment #2: We note your disclosure here related to how future credit downgrades could affect your borrowing capacity in the unsecured debt and commercial paper markets, as well as result in higher funding costs and higher fees related to borrowings under unused lines of credit.  We also note your disclosure that downgrades in the last several years have not materially impacted your borrowing costs or resulted in a reduction of your borrowing capacity.  Please revise future filings to disclose the impact that a one-notch downgrade in your credit ratings could have on your funding programs and activities, including your borrowing capacity, borrowing costs, and additional funding requirements and/or collateral that would be needed.  Please include quantification of the impact as applicable.

Response to Comment #2:

The Company believes its qualitative disclosure under Funding Strategy is appropriately responsive to the risk of a possible future credit ratings downgrade.  The Company currently carries investment grade long-term issuer credit ratings of A3 (Moody’s) and A- (S&P) with a stable outlook, reflecting a one-notch upgrade by S&P in June 2012.  The Company has no derivative or other financial instruments that include credit ratings triggers, although the Company has two credit facilities with interest rate and facility fee pricing grids that vary with its credit ratings, for which the Company estimates that the aggregate additional annual borrowing cost under those facilities resulting from a one-notch downgrade would be less than $10 million, based on current outstandings, which is not material.  In relation to the Company’s annual funding costs, which exceed $700 million, the Company believes it would not be meaningful to investors to supplementally provide such an estimate.

Results of Operations, page 26

Comment #3: We note in your provisions for losses disclosure on page 28 that one of the factors driving the decrease in the provision was a change in accounting estimate for certain charge card products. Please tell us and revise future filings to further explain in detail the reason(s) for, and rationale behind, this change in accounting estimate. In your revised disclosure, please address any financial statement impact this change in accounting estimate had on your reserve for losses and provision and please clarify specifically which charge card products were affected by this change.

Response to Comment #3:

The change in accounting estimate in the third quarter of 2011 relates to a refinement in the reserving methodology for the Corporate Purchasing Card (“CPC”) receivables, which are included in Credco’s Global Commercial Services (“GCS”) cardmember receivables. The CPC is a GCS product that allows commercial organizations to expeditiously make low dollar, high volume purchases.

Historically, the CPC product had write-off rates that were at times unpredictable, unlike the GCS cardmember receivables portfolio, and therefore reserves for the CPC portfolio were determined using basis points of current month billings. During a periodic evaluation in the third quarter of 2011, it was noted that the historical CPC reserves were trending higher than the write-off experience.  This was due to declining loss rates and maturation of the CPC product, and was expected to continue in future periods. Based on this observable trend of loss experience for the CPC portfolio, it was determined that the loss event scenario in the CPC portfolio was expected to be similar to the GCS cardmember receivables portfolio.  As a result, the Company refined its CPC reserve methodology to align with the methodology applied across the GCS cardmember receivables portfolio, and accounted for the refinement as a change in accounting estimate, in accordance with ASC 250-10-45, Accounting Changes and Error Corrections.  The impact of the change was a reduction of approximately $26 million in reserves and provision for losses for the GCS cardmember receivables portfolio.

Since the change was implemented in the third quarter of 2011, we will provide additional disclosures as discussed above, as applicable, in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2012 to compare the results of the third quarter of 2012 with 2011.

Comment #4: We note your disclosure on page 28 related to “forward points gains” recorded in 2010 and 2011. Please tell us and revise future filings to disclose a definition of forward points gains, as applicable to your operations, and describe the nature of these gains in more detail, including how they arise in your normal course of business.

Response to Comment #4:

Credco uses foreign exchange forward contracts to manage foreign exchange risk for certain cross currency funding activities. At inception, the difference between the spot rate and the contractual forward rate, referred to as the forward points, generates gains (or losses) as a component of the derivative contract's valuation.

We will revise future filings to provide additional disclosures as discussed above for any significant amount of forward points gains (or losses) in future periods.

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Note 3 – Cardmember Receivables and Loans, page F-11
Cardmember Receivables and Cardmember Loans Aging, page F-13

Comment  #5: We note your footnote disclosure to this table which explains that, for receivables in International and Global Commercial Services, delinquency data is tracked based on days past billing (rather than days past due) but that, due to system constraints, you are unable to track past due data for periods prior to 90 days past billing. Given that this category of receivables is the largest category at period end, please address the following:

•
Tell us in more detail what kind of “system constraints” prohibit you from tracking delinquency data on these loans prior to the 90 days past billing date. Specifically, tell us how you are, at a minimum, not able to determine the cardmember receivables that are current.

•
In light of your systems limitations, please tell us what other type of credit quality indicators you use to evaluate the credit quality of the portfolio and determine your reserve for losses. To the extent other indicators are used, please tell us how you concluded they should not be disclosed pursuant to the guidance in ASC 310-10-50- 27 through ASC 310-10-50-30.

Response to Comment #5:

The Company’s system constraints arise due to the number of legacy systems used to capture International Card Services (“ICS”) and Global Commercial Services (“GCS”) cardmember charge receivables activity, located in approximately 20 countries.  These systems were designed for the purpose of capturing and reporting cardmember billings and related balances, but do not provide aging details of account balances earlier than 90 days after the billing date.  Cardmember charge receivable accounts are generally due in full when billed, as contrasted with cardmember loans that generally have payment terms over an extended period of time.  In 2013, the Company plans to migrate its ICS cardmember charge receivables to the same system used for cardmember loans, which will provide aging details of account balances earlier than 90 days after billing. There are also plans to migrate GCS cardmember charge receivables to the cardmember loans system in future periods.

In light of the system constraints described above, the Company uses Net Loss Ratio as a % of Charge Volume and 90 Days Past Billing as a % of Receivables as the primary indicators to evaluate credit quality and to establish the reserve for losses for these charge receivable portfolios.  The Net Loss Ratio as a % of Charge Volume metric serves to measure the level and trends of current and historical write-offs in these charge receivable portfolios.  The 90 Days Past Billing as a % of Receivables metric, in combination with the Net Loss Ratio metric, provides a basis to estimate inherent losses in these charge receivable portfolios when establishing loss reserves.  These indicators are monitored by management and provide meaningful insight into the credit quality of the portfolios. No other types of credit quality indicators are used. Therefore, we believe providing only these two metrics in the footnotes to the Company’s Consolidated Financial Statements complies with the disclosure requirements of ASC 310-10-50-27 through ASC 310-10-50-30.

Credit Quality Indicators for Cardmember Receivables and Cardmember Loans, page F-14

Comment #6: We note your tabular disclosure related to credit quality indicators for Cardmember receivables and cardmember loans. In footnote (a) to this table, you disclose that the net write-off rate for two of your receivables and loan categories is calculated as a percentage of the average cardmember receivables or cardmember loan balances during the period, while in footnote (b) you disclose that the net write-off rate for International and Global Commercial Services is calculated as a percentage of the volume of cardmember receivables purchased by you during the period. Please tell us why you use a different denominator for your net write-off calculation for International and Global Commercial Services, and tell us what your net write-off rate would have been for this category for all periods presented if you calculated it the same way you do for your other loans and receivables categories.

Response to Comment #6:

The Company uses a different denominator in its net write-off calculation for the ICS and GCS cardmember charge receivables portfolios due to the system constraints, described in response 5 above.  In light of the system constraints, when evaluating the credit quality of these charge receivables portfolios and in establishing the reserve for losses, the Company monitors the Net Loss Ratio as a % of Charge Volume metric and the 90 Days Past Billing as a % of Receivables metric.  As no other types of indicators are used when evaluating the credit quality of the ICS and GCS charge receivables portfolios, we believe providing only these two metrics in the footnotes to the Company’s Consolidated Financial Statements complies with the disclosure requirements of ASC 310-10-50-27 through ASC 310-10-50-30.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Note 4 – Reserve for Losses, page 11

Comment #7: We note that the provision recorded during the quarter for your $3.3 billion of participation interests as of March 31, 2012 was $29 million, versus a $23 million provision for your $12.5 billion in other cardmember receivables. Please respond to the following:

•	Tell us whether your methodology for determining the reserve for losses for your participation interests is the same as the one used for determining the reserve for your other cardmember receivables.
•	Tell us whether you are experiencing any different credit trends for your participation interests in cardmember receivables versus your remaining cardmember receivables portfolio.

Response to Comment #7:

In Note 4, the amount of $29 million included under “Other credits” does not represent provision for losses on cardmember receivables purchased via the participation interests. The $29 million is the increase in reserve balance resulting from the purchase of cardmember receivables. The Company purchases cardmember receivables at fair value but due to system constraints records the gross receivable amount and the corresponding reserve balance, which are included in its fair value estimate. Specifically, the Company's systems do not have the ability to track multiple accounting bases for cardmember receivables at the consolidated American Express and Credco levels.  This accounting does not have a material impact on the Company’s Consolidated Financial Statements, as cardmember receivables are reflected net of reserves in the Consolidated Balance Sheets.  The amount of reserves attributable to cardmember receivables purchased is disclosed in the table in Note 4, as discussed above.

The amount of $23 million represents the provision for losses for the entire cardmember receivable portfolio of $15.7 billion (including the $3.3 billion of cardmember receivables purchased via participation interests).

The reserving methodology and credit trends for participation interests included within Credco’s cardmember receivables are consistent with other cardmember receivables on a product basis. The reserving methodology is further explained in detail in Credco’s Form 10-Q for the fiscal quarter ended March 31, 2012 on page 11, second paragraph under Note 4, Reserves for Losses. The credit quality indicators for cardmember receivables are reflected on page 11 under Note 3, Cardmember Receivables and Loans.

Form 8-K Filed June 12, 2012

Comment #8. Please amend the form 8-K to provide a legality opinion that does not limit the opinion to matters “that in [counsel’s] experience normally would be applicable” and confirm that you will not include that limitation in future legality opinions.

Response to Comment #8:

We will amend the Form 8-K to provide a legality opinion that does not limit the opinion to matters “that in [counsel’s] opinion normally would be applicable.”  We confirm that we will not include that limitation in future legality opinions.

                                                            * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-2396 or Kimberly Scardino at 203-658-9330.

Very truly yours,

/s/ David L. Yowan
David L. Yowan
Chief Executive Officer

cc:           Ms. Brittany Ebbertt
Ms. Stephanie Ciboroski
Eric Envall, Esq.
Michael Seaman, Esq.
Ms. Kimberly Scardino, American Express Credit Corporation
David S. Carroll, Esq., American Express Credit Corporation
Mr. Ward R. Hamm, PricewaterhouseCoopers